Exhibit 99.4

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Iraq: Total acquires interest in two exploration Blocks

in Kurdistan Region of Iraq

Paris, July, 31 2012 – Total announced the signature of a Farm-in Agreement in two exploration blocks in Kurdistan Region of Iraq.

Total has completed an acquisition of 35% interest in two Blocks, Harir and Safen, held by Marathon Oil KDV B.V., a wholly-owned subsidiary of Marathon Oil Corporation (NYSE: MRO). Total will be the operator of the development of the Safen Block. The Blocks cover areas of respectively 705 and 424 square km.

Total confirms its commitment to contribute to the development of the oil Industry in Iraq and is looking for new opportunities.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com